FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company
Adira Energy Ltd. (the “Company ”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1
ITEM 2 ——	Date of Material Change
March 10, 2013
ITEM 3 ——	News Release
A news release was disseminated on March 10, 2013 through CNW Group Ltd.
ITEM 4 ——	Summary of Material Change
Ms. Orit Leitman has resigned as a director of the Company.
ITEM 5 ——	Full Description of Material Change

The Board of Directors (the “Board”) of the Company received and accepted the resignation of Ms. Leitman from the Board. Ms. Leitman was appointed in accordance with the independent director requirement under Israeli Companies Law. As a result of the Company’s delayed TASE listing, the independent director appointment is no longer required. The resignation is effect immediately.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102
N/A
ITEM 7 ——	Omitted Information
N/A
ITEM 8 ——	Executive Officer
For further information, please contact:
Alan Friedman, Executive Vice-President Corporate Development
(416) 250-1955
ITEM 9 ——	Date of Report
March 11, 2013